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                                                                  EXHIBIT (a)(7)



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Contact: Peter Dalpe/UTC                                FOR IMMEDIATE RELEASE
         (860) 728-7912                                 Internet: www.utc.com


         Gary Minor/Pratt & Whitney
         (860) 565-4009

            UTC TO ACQUIRE CADE INDUSTRIES INC. FOR $5.05 PER SHARE

     Hartford, Conn., and Okemos, Mich., Oct. 21, 1999 -- United Technologies Corp. (NYSE: UTX) today announced that it has entered into an agreement to acquire Cade Industries, Inc. (NASDAQ: CADE). Under terms of the agreement approved by Cade's board of directors, UTC has today commenced a tender offer to acquire all outstanding common stock of Cade for $5.05 per share in cash. UTC will also assume about $20 million of Cade's debt for a total transaction value of approximately $129 million.

     Holders of 26 percent of Cade's outstanding shares have agreed to tender their shares and to grant UTC an option to acquire such shares. The tender offer is scheduled to expire at midnight, Friday, November 19, 1999.

     "Pratt & Whitney is committed to expanding the range of services available to our airline customers. The purchase of Cade expands our customer support network and our range of aftermarket products and services and lowers the cost of owning and operating Pratt propulsion systems," said Pratt & Whitney President Louis Chenevert.

     Cade will be integrated into Pratt & Whitney Engine Services (PWES), the engine service operations of UTC's Pratt & Whitney unit.

     Cade President Richard A. Lund said, "I am very pleased with the transaction and believe that it is in the best interest of the shareholders of Cade and that it will create numerous opportunities for all of our employees. Our high level of customer service and responsiveness will continue and will be expanded as part of the Pratt family."
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     Cade, which had 1998 revenues of $96 million, designs, develops, manufactures, overhauls and repairs high technology composite components for the aerospace and air transport industries, and is a global leader in the design, manufacture and service of jet engine test facilities and related ground testing equipment. The company's operating subsidiaries are located in Lansing, Mich.; San Diego, Calif.; Grand Prairie, Texas; and Minneapolis, Minn.

     Pratt & Whitney Engine Services offers complete engine overhauls at facilities in Connecticut, Georgia, Texas and Singapore, and provides component repair capabilities in over 20 locations throughout the United States, Singapore, Ireland, Taiwan, and the Ukraine. PWES also offers materials management and fleet management programs, including spare engine and spare parts support for both airlines and military customers.

     United Technologies Corporation, based in Hartford, Conn., provides a broad range of high technology products and support services to the building systems and aerospace industries.

     Certain statements in this press release, including statements concerning expected savings, revenues, earnings per share and debt levels, are "forward-looking statements" as defined under securities law. UTC's operations, products, and markets are subject to a number of risk factors, which may cause actual results to vary materially from those anticipated in the forward-looking statements. UTC's SEC filings, as updated from time to time, contain important information identifying a number of these risk factors, including economical, political, climatic, currency, regulatory, technological, competitive and other important factors. This information can be found in the Business section of UTC's Annual Report on Form 10-K under the headings "Description of Business by Operating Segment" and "Other Matters Relating to the Corporation's Business as a Whole", as updated by UTC's other SEC filings from time to time.

     Any forward-looking statements should be evaluated in light of these important risk factors.